

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

Mr. David H. Roche
President and CEO
Minn-Dak Farmers Cooperative
7525 Red River Road
Wahpeton, ND 58075

  **Re:** **Minn-Dak Farmers Cooperative**
    **Form 10-K/A for the Fiscal Year Ended**
    **August 31, 2010**
    **Filed February 22, 2011**
    **File No. 033-94644**

Dear Mr. Roche:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       /s/ Brian K. Bhandari

       Brian K Bhandari
       Branch Chief
     Office of Beverages, Apparel and
     Health Care Services